Exhibit 23

Independent Auditors' Consent

The Board of Directors
LabOne, Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 33-51484 and No. 33-59309) on Form S-8 of LabOne, Inc. of our report, dated May 30, 2003, relating to the statements of net assets available for plan benefits of the LabOne, Inc. Profit Sharing 401(k) Plan of as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002 and the supplementary schedules, which report is included herein.

KPMG LLP

Kansas City, Missouri
June 26, 2003